This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change

March 27, 2006

Item 3: Press Release

A Press release dated and issued March 27, 2006 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. is pleased to report an increase in the mineral resources on its River Valley Project.

Item 5: Full Description of Material Change

March 27, 2006 – Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN) is pleased to report an increase in the mineral resources on its River Valley PGM Project, located near Sudbury, Ontario.

•

Table 1: Measured and Indicated Resources of 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional 2.3 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) of Inferred Resources using a 0.7 g/t cut off (pt/pd).

•

Table 2: Containing Higher Grade Measured and Indicated Resources of 19.3 million tonnes containing 733,000 ounces palladium (1.18 g/t), 245,100 ounces of platinum (0.39 g/t) and 43,600 ounces of gold (0.07 g/t) with an additional 881,000 tonnes containing 38,400 ounces of palladium (1.36 g/t), 13,100 ounces of platinum (0.46 g/t) and 2,100 ounces of gold (0.07 g/t) of Inferred Resources using a 1.0 g/t cut off (pt/pd).

The updated mineral resource estimate was completed by Ron Simpson of Geosim Services Inc., in conjunction with John Londry, VP Exploration for PFN. Resource block modeling was carried out by Geosim based upon geological modeling conducted in-house by PFN, and incorporated all diamond drilling to March 31st, 2005 (86,557 metres of drilling and 422

drill holes).   An additional 3,000 metres of diamond drilling has been completed since that time, which was focused on testing new geological targets that may have potential to expand the resources in the future. Final assay results are pending and are expected within the next 30 days.

A technical report detailing this new 43-101 compliant resource will be filed on www.sedar.com within 45 days. With the recent increase in the price of platinum @ $1,065 /ounce and palladium @ $312/ounce the Company continues to be encouraged with these results; however there is no assurance that this resource will prove to be economic.

A summary of the mineral resources follows. The summary uses a 0.7 g/t cut off grade. Table 2 uses a significantly higher cut off of 1.0 g/t.

Table 1: 2006 River Valley Updated Resource Estimate (cut-off grade 0.70 g/t Pt+Pd)
Measured Resource														COMPARATIVE 3E
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)					2004 Resource Estimate (0.7g/t cutoff)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E	Oz (000)
Dana North	2,623	0.080	0.428	1.327	0.12	0.02	1.755	1.835	6.8	36.1	111.9	148.0	154.8	154.8
Dana South	1,496	0.100	0.625	2.122	0.16	0.03	2.747	2.847	4.8	30.1	102.0	132.1	136.9	136.9
Lismer's Ridge	4,411	0.062	0.357	0.982	0.10	0.02	1.339	1.401	8.8	50.6	139.2	189.8	198.6	198.6
Lismer North	-	-	-	-	-	-	-	-	-	-	-		-	0.0
Varley	-	-	-	-	-	-	-	-	-	-	-		-	0.0
Total	8,530	0.074	0.426	1.288	0.12	0.02	1.714	1.788	20.4	116.8	353.2	470.0	490.4	490.4

Indicated Resource														COMPARATIVE 3E
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)					2004 Resource Estimate (0.7g/t cutoff)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E
Dana North	5,881	0.054	0.278	0.777	0.09	0.02	1.055	1.109	10.2	52.6	146.9	199.5	209.6	209.6
Dana South	3,516	0.071	0.380	1.229	0.11	0.02	1.609	1.680	8.0	42.9	138.9	181.9	189.9	189.9
Lismer's Ridge	7,439	0.046	0.255	0.667	0.08	0.02	0.922	0.968	11.1	61.0	159.4	220.5	231.5	231.5
Lismer North	1,333	0.058	0.316	0.911	0.11	0.03	1.227	1.285	2.5	13.5	39.0	52.6	55.0	0.0
Varley	3,855	0.059	0.345	0.939	0.07	0.02	1.283	1.342	7.3	42.7	116.3	159.1	166.3	0.0
Total	22,024	0.055	0.300	0.848	0.09	0.02	1.149	1.204	39.0	212.8	600.7	813.4	852.4	631.0

Measured + Indicated														COMPARATIVE
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)					2004 Resource Estimate (0.7g/t cutoff)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E
Dana North	8,504	0.062	0.324	0.947	0.10	0.02	1.271	1.333	17.0	88.6	258.9	347.4	364.4	364.4
Dana South	5,012	0.079	0.453	1.496	0.13	0.02	1.949	2.028	12.8	73.0	241.1	314.1	326.8	326.8
Lismer's Ridge	11,850	0.052	0.293	0.784	0.09	0.02	1.077	1.129	19.9	111.7	298.6	410.3	430.2	430.2
Lismer North	1,333	0.058	0.316	0.911	0.11	0.03	1.227	1.285	2.5	13.5	39.0	52.6	55.0	0.0
Varley	3,855	0.059	0.345	0.939	0.07	0.02	1.283	1.342	7.3	42.7	116.3	159.1	166.3	0.0
Total	30,554	0.061	0.335	0.971	0.10	0.02	1.306	1.367	59.5	329.5	953.9	1283.3	1342.8	1121.4

Inferred														COMPARATIVE
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000's)					2004 Resource Estimate n (0.7g/t cutoff)
	000's	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	Pt+Pd	3E
Dana North	41	0.035	0.209	0.559	0.07	0.02	0.769	0.803	0.0	0.3	0.7	1.0	1.1	1.1
Dana South	552	0.047	0.229	0.648	0.08	0.02	0.876	0.923	0.8	4.1	11.5	15.5	16.4	16.4
Lismer's Ridge	330	0.039	0.219	0.529	0.08	0.02	0.748	0.788	0.4	2.1	5.1	7.2	7.7	7.7
Lismer North	546	0.073	0.419	1.224	0.12	0.03	1.644	1.717	1.3	7.4	21.5	28.9	30.2	0.0
Varley	948	0.050	0.326	0.925	0.07	0.02	1.251	1.301	1.5	9.9	28.2	38.1	39.6	102.0
Total	2,389	0.053	0.309	0.873	0.09	0.02	1.182	1.235	4.0	23.8	67.0	90.8	94.9	127.1

Table 2: 2006 River Valley Updated Resource Estimate (cut-off grade 1.0 g/t Pt+Pd)
Measured Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000s)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	2,523	0.082	0.435	1.354	0.12	0.02	1.790	1.871	6.6	35.3	109.8	151.8
Dana South	1,495	0.100	0.626	2.122	0.16	0.03	2.748	2.848	4.8	30.1	102.0	136.9
Lismer's Ridge	3,976	0.064	0.368	1.018	0.10	0.02	1.385	1.449	8.2	47.0	130.1	185.3
Lismer North	-	-	-	-	-	-	-	-	-	-	-	-
Varley	-	-	-	-	-	-	-	-	-	-	-	-
Total	7,994	0.076	0.437	1.331	0.12	0.02	1.768	1.844	19.6	112.4	342.0	474.0

Indicated Resource
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000s)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	3,067	0.061	0.320	0.920	0.09	0.02	1.240	1.301	6.0	31.5	90.7	128.3
Dana South	3,304	0.072	0.389	1.266	0.11	0.02	1.655	1.727	7.6	41.3	134.5	183.4
Lismer's Ridge	2,140	0.054	0.302	0.824	0.09	0.02	1.127	1.180	3.7	20.8	56.7	81.2
Lismer North	716	0.071	0.394	1.183	0.13	0.03	1.577	1.648	1.6	9.1	27.2	37.9
Varley	2,082	0.075	0.448	1.224	0.09	0.02	1.671	1.747	5.1	30.0	81.9	117.0
Total	11,309	0.066	0.365	1.076	0.10	0.02	1.441	1.506	24.0	132.6	391.1	547.7
Measured + Indicated
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000s)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	5,590	0.070	0.372	1.116	0.11	0.02	1.488	1.558	12.6	66.8	200.6	280.0
Dana South	4,800	0.080	0.463	1.533	0.13	0.02	1.995	2.076	12.4	71.4	236.5	320.3
Lismer's Ridge	6,116	0.060	0.345	0.950	0.10	0.02	1.295	1.356	11.9	67.8	186.8	266.6
Lismer North	716	0.071	0.394	1.183	0.13	0.03	1.577	1.648	1.6	9.1	27.2	37.9
Varley	2,082	0.076	0.448	1.224	0.08	0.02	1.672	1.747	5.1	30.0	81.9	117.0
Total	19,303	0.070	0.395	1.181	0.11	0.02	1.576	1.646	43.6	2451	733.0	1021.7

Inferred
DEPOSIT	Tonnes	Au	Pt	Pd	Cu	Ni	Pt+Pd	3E	Contained Ounces (000s)
	000s	g/t	g/t	g/t	%	%	g/t	g/t	Au	Pt	Pd	3E
Dana North	-	-	-	-	-	-	-	-	-	-	-	-
Dana South	104	0.053	0.276	0.819	0.09	0.02	1.094	1.147	0.2	0.9	2.7	3.8
Lismer's Ridge	-	-	-	-	-	-	-	-	-	-	-	-
Lismer North	345	0.091	0.524	1.586	0.14	0.03	2.110	2.201	1.0	5.8	17.6	24.4
Varley	432	0.063	0.464	1.301	0.07	0.01	1.765	1.828	0.9	6.4	18.1	25.4
Total	881	0.073	0.465	1.356	0.10	0.02	1.821	1.894	2.1	13.1	38.4	53.6

The Qualified Person for this Release is John Londry, VP Exploration.

The new resource estimate includes results only from the North Lismer and Varley Zone.

Resource estimation was constrained by 3 dimensional solid models using Surpac© Vision software, developed from geological and analytical data.  Block estimation was carried out by ordinary kriging and inverse distance to the third power using 2 metre downhole composites.  For the North Lismer model, one high outlier was capped at 3 g/5 Pt and 9 g/t Pd and for Varley, one high assay interval was capped at 10 g/t Pd prior to compositing.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration and development company focused on platinum group metal projects in North America.  PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited (“Anglo Platinum”), the world’s largest primary platinum producer).  Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  PFN is the Project operator.  In late 2004 PFN established a Nickel Division and has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd.  PFN is currently involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3.5 million in working capital and no debt.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

March 27, 2006

Date

   "Harry Barr"

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

    Corporate Secretary__________

Official capacity